Exhibit 5

Waller Lansden Dortch & Davis, LLP

September 21, 2012

Capstone Turbine Corporation

21211 Nordhoff Street Corporation

Chatsworth, CA 91311

Re: Registration Statement on Form S-8

Ladies and Gentlemen:

We are acting as special counsel to Capstone Turbine Corporation, a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933 (the “Act”) pursuant to a Registration Statement on Form S-8 (the “Registration Statement”) of an aggregate of 9,312,500 shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), and the related rights to purchase Series A Junior Participating Preferred Stock of the Company, par value $0.001 per share (the “Purchase Rights”) issuable pursuant to a certain rights agreement, as amended, dated July 7, 2005 (the “Rights Agreement”).

In connection with this opinion, we have examined and relied upon such records, documents and other instruments as in our judgment are necessary and appropriate in order to express the opinion hereinafter set forth, and have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent (as defined in the Rights Agreement), that the Rights Agreement is the valid and legally binding obligation of the Rights Agent, and that the Rights Agent is validly existing under the law of the jurisdiction in which it is organized.

In rendering the following opinion, we state that we are not admitted to practice in any state other than the State of Tennessee, and we express no opinion as to the laws of any jurisdiction other than the State of Tennessee, the General Corporation Law of the State of Delaware and the federal law of the United States to the extent specifically referred to herein.  All opinions expressed are as of the date hereof except where expressly stated otherwise.

Based upon the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations and exceptions set forth herein and the effectiveness of the Registration Statement, we are of the opinion that:

1. The Shares, when issued and delivered in the manner and on the terms described in the Registration Statement,  will be validly issued, fully paid, and nonassessable; and

2. The Purchase Rights attached to the Shares constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

This opinion does not address the determination of a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Purchase Rights at some future time based on the facts and circumstances existing at that time. The Company’s Board members are assumed to have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting their Rights Agreement. This opinion addresses the Purchase Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or of the Purchase Rights issued thereunder would result in invalidating such Rights Agreement or Purchase Rights in their entirety.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as Exhibit 5 to the Registration Statement. This consent is not to be construed as an admission that we are a party whose consent is required to be filed with the Registration Statement under the provisions of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Waller Lansden Dortch & Davis, LLP